EXHIBIT 12.1

Century Aluminum Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands, except ratios)
Earnings as Defined in Regulation S-K:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$22,239	$(29,323)	$(39,844)	$143,477	$(41,122)
Add:
Fixed charges	23,699	24,030	23,091	22,015	22,402
Distributed income of equity investees	3,056	6,622	—	—	1,866
Subtract:
Interest capitalized	(531)	(333)	(94)	(268)	(448)
Earnings	$48,463	$996	$(16,847)	$165,224	$(17,302)
Fixed Charges as Defined in Regulation S-K:
Interest expensed and capitalized	$21,599	$21,914	$21,601	$20,950	$21,372
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,100	2,116	1,490	1,065	1,030
Total Fixed Charges	$23,699	$24,030	$23,091	$22,015	$22,402
Ratio of Earnings to Fixed Charges	2.04	0.04	-0.73	7.51	-0.77
Dollar amount of the deficiency	—	23,034	39,938	—	39,704
During the period presented, we have not paid any dividends on preferred equity securities. Therefore, the ratio of earnings to combined fixed charges and preferred dividend requirements is the same as the ratio of earnings to fixed charges for the periods presented.